02019584

MAR 12 2002

VF 3-18-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-52911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 **AND ENDING** 12/31/01

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

TURNING POINT SECURITIES, LLC

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LA SALLE STREET, SUITE 2301
(No. and Street)

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD R. DOOLEY, CPA — 312-939-0477
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 05 2002
P
THOMSON
FINANCIAL

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] *Accountant not resident in United States or any of its possessions*

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

OATH OR AFFIRMATION

I, RICHARD L. ROSENTHAL, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

TURNING POINT SECURITIES, LLC, as of

DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the Company *nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of* a customer, except as follows:

____

____

____

[signature]
Signature

MANAGING MEMBER
Title

Subscribed and sworn to before me this 28 day of February, 2002

Anne A. Nagy
Notary Public

"OFFICIAL SEAL"
ANNE A. NAGY
Notary Public, State of Illinois
My Commission Expires 1/31/2003

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)

TABLE OF CONTENTS

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

Members
Turning Point Securities, LLC
Chicago, Illinois

I have audited the accompanying statement of financial condition of Turning Point Securities, LLC (the Company) as of December 31, 2001 and the related statements of income, changes in members' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Turning Point Securities, LLC at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 28, 2002

TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash in Bank		$ 266,177
Accounts Receivable		256,560
Due from Clearing Firm		1,251,922
Deposit with Broker		35,000
Total Current Assets		$ 1,809,659
FIXED ASSETS		
Office Equipment	$ 74,479	
Office Furniture	6,809	
Total Fixed Assets	$ 81,288	
Less - Accumulated Depreciation	15,869	
Net Fixed Assets		65,419
OTHER ASSETS		
Exchange Membership, at Cost (Market Value at December 31, 2001 is $23,000)	$10,000	
Investment	10,000	
Total Other Assets		20,000
TOTAL ASSETS		$1,895,078

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES		
Accounts Payable		$ 232,207
Accrued Payroll		11,120
Total Current Liabilities		$ 243,327
MEMBERS' CAPITAL		
Members' Capital	$ 752,744	
Members' Contributions	1,122,387	
Net (Loss) for the Year	(223,380)	
Total Members' Capital		1,651,751
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$1,895,078

The accompanying notes to the financial statements
are an integral part of this statement.

TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

INCOME		
Floor Brokerage Income	$ 976,655	
Net Trading (Loss)	(22,196)	
Interest Income	35,701	
Miscellaneous Income	1,439	
Total Income		$ 991,599
OPERATING EXPENSES		
Salaries	$ 479,685	
Computer Services	240,694	
Office Rent	99,354	
Professional Fees	70,329	
Marketing	56,460	
Stock Clearing	45,604	
Computer Supplies	42,351	
Communications	30,958	
Insurance	28,287	
Payroll Taxes	26,650	
Membership Dues	18,881	
Depreciation Expense	15,869	
Office Supplies	14,200	
Regulatory Fees	14,126	
SEC Fees	11,806	
Seat Rental	9,300	
Utilities	2,806	
Miscellaneous Expenses	2,198	
Stock Execution Fees	1,857	
Interest Expense	1,677	
Employee Benefits	577	
Total Operating Expenses		1,214,979
NET (LOSS) FOR THE YEAR		($223,380)

The accompanying notes to the financial statements are an integral part of this statement.

TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2001

	MANAGING MEMBER RICHARD ROSENTHAL	MEMBER DANIEL CURRAN	TOTAL
Beginning Balance, January 1, 2001	$ 454,121	$ 298,623	$ 752,744
Add - Members' Contributions	246,387	876,000	1,122,387
Totals	$ 700,508	$1,174,623	$1,875,131
Less- Net (Loss) For the Year	-	(223,380)	(223,380)
Ending Balance, December 31, 2001	$ 700,508	$ 951,243	$1,651,751

The accompanying notes to the financial statements are an integral part of this statement.

TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

NOTHING

TO

REPORT

The accompanying notes to the financial statements
are an integral part of this statement.

TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Used By Net (Loss)		($ 223,380)
ADJUSTMENTS TO RECONCILE NET (LOSS) TO CASH USED BY OPERATING ACTIVITIES		
Depreciation	$ 15,869	
NET CHANGES IN:		
Accounts Receivable	(256,560)	
Due from Clearing Firms	(1,251,922)	
Broker's Deposit	(35,000)	
Accounts Payable	232,207	
Accrued Payroll	11,120	
Total Adjustments and Net Changes		(1,284,286)
Net Cash Used By Operating Activities		($1,507,666)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets	($ 81,288)	
Purchase of Membership	(10,000)	
Investment in Stock	(10,000)	
Net Cash Used By Investing Activities		(101,288)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' Cash Contributions	$1,122,387	
Net Cash Provided By Financing Activities		1,122,387
NET DECREASE IN CASH		($486,567)
CASH AT BEGINNING OF YEAR		752,744
CASH AT END OF YEAR		$ 266,177
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Income Tax Payments		$ -0-
Interest Payments		$ 1,677

The accompanying notes to the financial statements are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Turning Point Securities, LLC (the Company) is a limited liability company, which was formed in the state of Illinois on May 12, 2000 and is a fully disclosed broker-dealer engaged in off the floor and market maker institutional proprietary trading. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange, the Cincinnati Stock Exchange and the National Association of Securities Dealers., Inc.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Depreciation

Depreciation is computed on an accelerated basis over the estimated useful life of the fixed assets.

Income Taxes

The Company's income flows to its members' tax returns, therefore no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Investment

The Company owns ten shares of First Options of Chicago, Inc. Series A Preferred Stock, valued at cost, at December 31, 2001.

Operating Lease Commitment

As of April 1, 2001 the Company subleased office space from a related party under a noncancelable prime lease which expires on January 31, 2011. The Company's sublease can be terminated or extended with 180 days notice. The Company paid $68,513 in rent expense under the terms of this lease in 2001. The following is a schedule by years of future minimum rents due under the sublease as of December 31, 2001:

Year Ending:	
December 31, 2002	$93,405
December 31, 2003	96,208
December 31, 2004	99,094
December 31, 2005	102,067
December 31, 2006	105,129
December 31, 2007	108,282
December 31, 2008	111,531
December 31, 2009	114,877
December 31, 2010	118,323
December 31, 2011	9,933
Total Lease Commitment	$958,849

Employees' Retirement Plan

The Company started the Turning Point Securities, LLC 401(k) Plan effective January 1, 2001. The employees' contributions are based upon the individual employee's earnings as allowed by the Internal Revenue Service. The Company makes a matching contribution equal to 100% on the first 10% of the employees' contributions. The Company's 401(k) Plan is administered by an outside financial institution. The Company's contribution to the plan, for the year ended December 31, 2001, was $577.

NOTE 3- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no audit adjustments were deemed necessary.

NOTE 4 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market. The Company had no open derivative financial instrument positions at December 31, 2001.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company can sell securities that it does not own and will therefore be obligated to purchase such securities at a future date. However, the Company had none of these obligations outstanding at December 31, 2001.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2001 the Company had net capital and net capital requirements of $1,566,332 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 15.5%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company subleases office space from an affiliated company. A Company member is a partner of the affiliated company. The Company has outstanding accounts payable of $180,103 and accounts receivable of $31,028 with this related party, for various operating expenses, at December 31, 2001.

TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

TOTAL MEMBERS' EQUITY		$1,651,751
LESS - NONALLOWABLE ASSETS		
Fixed Assets	$65,419	
Membership	10,000	
Investment	10,000	
Total Non-Allowable Assets		85,419
NET EQUITY BEFORE HAIRCUTS		$1,566,332
HAIRCUTS ON SECURITIES		-
NET CAPITAL		$1,566,332
MINIMUM NET CAPITAL REQUIREMENT		100,000
EXCESS NET CAPITAL		$ 1,466,332
EXCESS NET CAPITAL AT 1000%		$ 1,541,999

There are no material differences between the computations above and the Company's corresponding unaudited FOCUS Report Part IIA filing.

See Independent Auditor's Report.

SCHEDULE I

TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED
DECEMBER 31, 2001

COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS		
Items included in the Statement of Financial Condition:		
Accounts Payable	$ 232,207	
Accrued Payroll	11,120	
TOTAL AGGREGATE INDEBTEDNESS		$243,327
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		15.5%

There are no material differences between the computations above and the Company's corresponding unaudited FOCUS Report Part IIA filing.

See Independent Auditor's Report.

TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
AND
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2001

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See Independent Auditor's Report.

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Members
Turning Point Securities, LLC

In planning and performing my audit of the financial statements and supplemental schedules of Turning Point Securities, LLC (the Company), for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate, at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Chicago Stock Exchange and any other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Linda Hapay

February 28, 2002

TURNING POINT SECURITIES, LLC
(an Illinois Limited Liability Company)

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2001